FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of 04/29/2025

Ternium S.A.
(Translation of Registrant’s name into English)

Ternium S.A.
26, Boulevard Royal - 4th floor
L-2449 Luxembourg
(352) 2668-3152
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓ Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes __ No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s press release announcing first quarter of 2025 results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Guillermo Etchepareborda        By: /s/ Sebastián Martí
Name: Guillermo Etchepareborda        Name: Sebastián Martí
Title: Attorney in Fact                Title: Attorney in Fact

Dated: April 29, 2025

Press Release
Sebastián Martí
Ternium - Investor Relations
+1 (866) 890 0443
+54 (11) 4018 8389
www.ternium.com

Ternium Announces First Quarter of 2025 Results

Luxembourg, April 29, 2025 – Ternium S.A. (NYSE: TX) today announced its results for the first quarter ended March 31, 2025.

The financial and operational information contained in this press release is based on Ternium S.A.’s operational data and consolidated condensed interim financial statements prepared in accordance with IAS 34 “Interim financial reporting” (IFRS) and presented in U.S. dollars ($) and metric tons. Interim financial figures are unaudited. This press release includes certain non-IFRS alternative performance measures such as Adjusted EBITDA, Cash Operating Income, Adjusted Net Income, Adjusted Equity Holders’ Net Income, Adjusted Earnings per ADS, Free Cash Flow and Net Cash. The reconciliation of these figures to the most directly comparable IFRS measures is included in Exhibit I.

First Quarter of 2025 Highlights

SHIPMENTS - STEEL PRODUCTS	ADJUSTED EBITDA	ADJUSTED NET INCOME
3.9 MILLION TONS	$322 MILLION	$188 MILLION

SHIPMENTS - MINING PRODUCTS	ADJUSTED EBITDA MARGIN	ADJUSTED EARNINGS PER ADS
1.8 MILLION TONS	8%	$0.55

NET SALES	CASH PROVIDED BY OPERATING ACTIVITIES	NET INCOME
$3.9 BILLION	$207 MILLION	$142 MILLION

NET CASH POSITION	CAPEX	EARNINGS PER ADS
$1.3 BILLION	$518 MILLION	$0.34

Summary of First Quarter of 2025 Results

CONSOLIDATED	1Q25	4Q24	DIF	1Q24	DIF

Steel Products Shipments (thousand tons)	3,857	3,764	2%	3,894	-1%
Mining Products Shipments (thousand tons)	1,791	1,725	4%	1,424	26%
Net Sales ($ million)	3,933	3,876	1%	4,778	-18%
Operating Income ($ million)	132	42	211%	675	-80%
Adjusted EBITDA ($ million)	322	270	19%	855	-62%
Adjusted EBITDA Margin (% of net sales)	8%	7%		18%
Provision for litigation related to the acquisition of a participation in Usiminas ($ million)	(45)	404		—
Net Income ($ million)	142	333		491
Equity Holders’ Net Income ($ million)	67	281		361
Earnings per ADS[1] ($)	0.34	1.43		1.84
Adjusted Net Income (Loss) ($ million)	188	(71)		491
Adjusted Equity Holders’ Net Income (Loss) ($ million)	108	(83)		361
Adjusted Earnings (Losses) per ADS ($)	0.55	(0.42)		1.84

Note:    Each American Depositary Share, or ADS, represents 10 shares of Ternium’s common stock. Results are based on a weighted average number of shares of common stock outstanding (net of treasury shares) of 1,963,076,776.

First Quarter of 2025 Highlights

In the first quarter of 2025, Ternium reported a sequential increase in adjusted EBITDA driven by improved margins and steel and iron ore shipments. Cost per ton decreased due to the gradual consumption of lower-priced slabs and raw material inventories as well as to improvements in industrial operations efficiency, while a sequentially lower revenue per ton partially offset this cost reduction.

Ternium’s sales volume in Mexico decreased both sequentially and year-over-year in the first quarter of 2025. Uncertainty surrounding evolving U.S. trade policies continued to weight on shipments in the first quarter, primarily in the commercial steel market. However, the company’s sales to industrial customers remained relatively stable.

Shipments in the Brazilian steel market rose sequentially in the first quarter, rebounding from the seasonal slowdown in the fourth quarter. Year-over-year, sales volumes in Brazil grew by 9%, reflecting the successful ramp-up of Usiminas’ main blast furnace and increased domestic demand for steel products.

In the Southern Region, steel sales volumes remained relatively stable in the first quarter of 2025 compared to the fourth quarter of 2024. Year-over-year, the company reported a 32% rise in steel shipments during the first quarter, reflecting better activity in the Argentine steel market after a notably weak performance in the same period of 2024.

In Other Markets, steel shipments rose by 36% sequentially in the first quarter partly as a result of the sale of steel slabs to third parties. Year-over-year, steel shipments declined by 14% in the first quarter of 2025, primarily due to lower sales volume in the U.S. market.

Net income of $142 million in the first quarter of 2025 included a provision adjustment charge of $45 million in connection with the ongoing litigation related to the acquisition of a participation in Usiminas. This adjustment accounted for interest accrual and the appreciation of the Brazilian Real versus the U.S. dollar in the quarter. Excluding this charge, Adjusted Net Income amounted to $188 million.

Ternium reported a Net Cash position of $1.3 billion at the end of March 2025, down from $1.6 billion at the end of 2024. Cash provided by operations amounted to $207 million in the first quarter and capital expenditures were $518 million, mainly in connection with the ongoing expansion at the company’s industrial center in Pesquería, Mexico.

Following a review of the project, the company estimates the total cost of its expansion plan in Pesquería to reach $4.0 billion, a 16% increase from a prior estimate in February 2024, primarily due to higher prices for assembly and construction, larger volumes of structures and civil works, as well as higher costs associated with extended deadlines. Ternium now expects the new steel slab mill in Pesquería will begin operations by the fourth quarter of 2026.

Outlook

Ternium expects a sequential increase in adjusted EBITDA in the second quarter of 2025, driven mainly by higher realized steel prices and slightly lower cost per ton, with relatively stable steel shipments.

In Mexico, the company anticipates volumes in the second quarter to remain subdued due to the unresolved tariff issue, which impacts operational and investment decisions in the steel value chain.

In Brazil, Usiminas anticipates sequentially stable steel shipments in the second quarter of 2025, amid resilient steel demand. The issue of unfair trade practices remains unresolved in this market, with notable year-over-year increases in imports during the first quarter of 2025.

In Argentina, the company expects a sequential increase in shipments in the second quarter of 2025 due to improvements in macroeconomic conditions.

Analysis of First Quarter of 2025 Results

Consolidated Net Sales

$ MILLION	1Q25	4Q24	DIF	1Q24	DIF

Steel segment	3,801	3,767	1%	4,690	-19%
Mining segment	132	109	21%	88	49%
Total net sales	3,933	3,876	1%	4,778	-18%

Adjusted EBITDA

Adjusted EBITDA in the first quarter of 2025 equals Net Income adjusted to exclude:

◦Depreciation and amortization;
◦Income tax results;
◦Net financial result;
◦Equity in earnings of non-consolidated companies; and
◦Provision charge for ongoing litigation related to the acquisition of a participation in Usiminas.

And adjusted to include the proportional EBITDA in Unigal (70% participation).

Adjusted EBITDA Margin equals Adjusted EBITDA divided by net sales. For more information see Exhibit I - Alternative performance measures - “Adjusted EBITDA”.

ADJUSTED EBITDA $ MILLION

Steel Segment

In the first quarter of 2025, the Steel Segment’s shipments and net sales rose slightly compared to the fourth quarter of 2024. Increased sales volumes in Brazil and Other Markets were partially offset by lower sales volumes in Mexico. Realized steel prices edged down slightly on a sequential basis.
Year-over-year, shipments in the Steel Segment remained relatively stable, while net sales declined by 19% in the first quarter of 2025. Lower sales volumes in Mexico and Other Markets were largely offset by higher shipments in Brazil and the Southern Region. Steel revenue per ton fell across all regions due to lower steel prices.

SHIPMENTS - STEEL PRODUCTS MILLION TONS

■ Usiminas

NET SALES - STEEL SEGMENT $ BILLION

■ Usiminas

In Mexico, steel shipments had a sequential decline in the first quarter of 2025, reflecting a weaker commercial market. In the case of the industrial market, demand from industrial customers remained relatively stable. Year-over-year, shipments declined in the period, mainly due to a soft commercial market and a slight decrease in sales to industrial customers.

In Brazil, shipments rose sequentially during the first quarter reflecting higher demand for steel products after a seasonally low fourth quarter. Year-over-year, sales volumes increased in the first quarter reflecting the successful ramp up of Usiminas’ main blast furnace and a stronger demand for steel products in the country.

In the Southern Region, steel shipments remained relatively stable sequentially in the first quarter. Year-over-year, sales volumes showed a significant rebound in this period, reflecting better activity in the Argentine steel market after a notably weak performance in the same period of 2024.
In Other Markets, sales volumes rose sequentially in the first quarter partly as a result of the sale of steel slabs to third parties. On a year-over-year basis, shipments decreased in the period, largely reflecting lower sales volumes in the U.S. market.

SHIPMENTS BY REGION - STEEL PRODUCTS MILLION TONS

STEEL SEGMENT	NET SALES ($ MILLION)					SHIPMENTS (THOUSAND TONS)					REVENUE/TON ($/TON)

	1Q25	4Q24	DIF	1Q24	DIF	1Q25	4Q24	DIF	1Q24	DIF	1Q25	4Q24	DIF	1Q24	DIF

Mexico	1,767	1,851	-5%	2,389	-26%	1,911	1,970	-3%	2,078	-8%	924	939	-2%	1,150	-20%
Brazil	940	904	4%	1,045	-10%	1,005	965	4%	923	9%	936	937	0%	1,132	-17%
Southern Region	544	593	-8%	563	-3%	489	496	-1%	370	32%	1,112	1,195	-7%	1,522	-27%
Other Markets	468	362	29%	603	-22%	452	333	36%	523	-14%	1,037	1,088	-5%	1,153	-10%
Total Steel Products	3,719	3,709	0%	4,601	-19%	3,857	3,764	2%	3,894	-1%	964	986	-2%	1,181	-18%
Other Products	82	58	42%	89	-8%
Total Steel Segment	3,801	3,767	1%	4,690	-19%

The Steel Segment’s Cash Operating Income showed a sequential increase in the first quarter of 2025, driven by higher sales volumes and margins. There was a sequential decrease in raw material and purchased slab costs that were partially offset by lower realized steel prices.
Year-over-year, the decrease in the Steel Segment’s Cash Operating Income in the first quarter of 2025 was driven mainly by lower margins. In the period, a $217 revenue per ton reduction was partially offset by a decrease in raw material and purchased slab costs.

CASH OPERATING INCOME - STEEL SEGMENT $ MILLION

CASH OPERATING INCOME PER TON AND MARGIN - STEEL SEGMENT $/TON, %

Note:    For a reconciliation of the Steel Segment’s Cash Operating Income and Cash Operating Income per Ton and Margin to the most directly comparable IFRS measures, see Exhibit I - Alternative performance measures - “Cash Operating Income - Steel Segment”.

Mining Segment

The Mining Segment’s net sales increased sequentially by 13% in the first quarter of 2025, reflecting higher realized iron ore prices and a slight increase in shipments. Year-over-year, the Mining Segment’s net sales rose by 2% in the first quarter of 2025, with an increase in shipments supported by higher production levels in Mexico and Brazil. This was mostly offset by a decrease in revenue per ton, reflecting the year-over-year decline in iron ore prices.

SHIPMENTS - MINING PRODUCTS MILLION TONS

■ Intercompany ■ Third parties

NET SALES - MINING SEGMENT $ MILLION

■ Intercompany ■ Third parties

MINING SEGMENT	NET SALES ($ MILLION)					SHIPMENTS (THOUSAND TONS)					REVENUE/TON ($/TON)

	1Q25	4Q24	DIF	1Q24	DIF	1Q25	4Q24	DIF	1Q24	DIF	1Q25	4Q24	DIF	1Q24	DIF
Third parties	132	109	21%	88	49%	1,791	1,725	4%	1,424	26%	74	63	16%	62	19%
Intercompany	148	140	6%	186	-20%	1,268	1,270	0%	1,271	0%	117	110	6%	146	-20%
Total	280	249	13%	274	2%	3,059	2,995	2%	2,695	14%	92	83	10%	102	-10%

In the first quarter of 2025, the Mining Segment’s Cash Operating Income decreased sequentially and on a year-over-year basis as a result of lower margins, partially offset by higher sales volumes. Compared to the fourth quarter of 2024, the decrease in margins in the first quarter of 2025 resulted from higher cost per ton, partially offset by higher realized iron ore prices.

Year-over-year, margins contracted due to lower realized iron ore prices, partially offset by a moderate decline in cost per ton.

CASH OPERATING INCOME - MINING SEGMENT $ MILLION

CASH OPERATING INCOME PER TON AND MARGIN - MINING SEGMENT $/TON, %

Note:    For a reconciliation of the Mining Segment’s Cash Operating Income and Cash Operating Income per Ton and Margin to the most directly comparable IFRS measures, see Exhibit I - Alternative performance measures - “Cash Operating Income - Mining Segment”.

Net Financial Results

Net financial results for the first quarter of 2025 recorded a $63 million gain. The net foreign exchange result for the period was a $31 million gain, driven mainly by the Brazilian Real’s appreciation against the U.S. dollar. This had a favorable effect on Usiminas’ U.S. dollar-denominated financial debt, as its functional currency is the Brazilian Real, as well as on
Ternium Brazil’s long local currency position. In addition, Ternium Argentina’s divestment of Argentine government bond holdings resulted in a gain of $30 million in the period, due to the recycling of changes in the fair value of financial instruments from Other Comprehensive Income to Financial Results.

$ MILLION	1Q25	4Q24	1Q24

Net interest results	14	18	38
Net foreign exchange result	31	(72)	(41)
Change in fair value of financial assets	29	(3)	(137)
Other financial expense, net	(11)	(11)	(22)
Net financial results	63	(67)	(163)

Income Tax Results

Ternium Mexico, Ternium Argentina and Ternium Brasil use the U.S. dollar as their functional currency and are, therefore, affected by deferred tax results.
These results account for the impact of local currency fluctuations against the U.S. dollar, as well as for the effect of local inflation.

$ MILLION	1Q25	4Q24	1Q24

Current income tax expense	(25)	(10)	(126)
Deferred tax gain (loss)	3	(54)	86
Income tax expense	(23)	(64)	(40)
Result before income tax	165	397	532
Effective tax rate	14%	16%	8%

Net Income

In the first quarter of 2025, Ternium recorded net income of $142 million, which included a provision adjustment charge of $45 million for ongoing litigation related to the acquisition of a participation in Usiminas. This adjustment accounted for interest accrual and the appreciation of the Brazilian Real versus the U.S. dollar in the quarter. Excluding this, Adjusted Net Income amounted to $188 million, on operating income of $132 million and a financial result gain of $63 million.

Adjusted Equity Holder’s Net Income was $108 million in the first quarter, or $55 cents per ADS, mainly after accounting for the participation of a 76.7% non-controlling interest in Usiminas and a 37.4% non-controlling interest in Ternium Argentina.

NET INCOME (LOSS) $ MILLION

$ MILLION	1Q25	4Q24	1Q24

Owners of the parent	67	281	361
Non-controlling interest	75	52	130
Net Income	142	333	491

Excluding provision charge (reversal) for ongoing litigation related to the acquisition of a participation in Usiminas in 2012	45	(404)	—
Adjusted Net Income (Loss)	188	(71)	491

$ per ADS	1Q25	4Q24	1Q24
Earnings per ADS	0.34	1.43	1.84
Adjusted Earnings (Losses) per ADS	0.55	(0.42)	1.84

Cash Flow and Liquidity

In the first quarter of 2025, cash from operations amounted to $207 million after a $55 million increase in working capital. Trade and other receivables rose by a net $205 million during the period, driven by higher sales. In addition, trade payables and other liabilities declined by $98 million in the first quarter.
On the other hand, inventories decreased by $249
million due to lower costs and volumes.

Capital expenditures totaled $518 million in the first quarter, primarily reflecting the progress made in the construction of the new facilities at Ternium’s industrial center in Pesquería, Mexico.

CASH FROM OPERATIONS, CHANGES IN WORKING CAPITAL $ BILLION

■ Cash from operations ■ (Incr.) decr. in working capital

CAPITAL EXPENDITURES $ MILLION

■ Usiminas

Ternium’s Net Cash position declined by $358 million during the first quarter of 2025, reaching $1.3 billion at the end of March 2025, primarily due to cash outflows related to its capital expenditure program.

NET CASH POSITION $ BILLION

Conference Call and Webcast

Ternium will host a conference call on April 30, 2025, at 8:30 a.m. ET in which management will discuss first quarter of 2025 results. A webcast link will be available in the Investor Center section of the company’s website at www.ternium.com.

Forward Looking Statements

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products, and other factors beyond Ternium’s control.

About Ternium

Ternium is a leading steel producer in the Americas, providing advanced steel products to a wide range of manufacturing industries and the construction sector. We invest in low carbon emissions steelmaking technologies to support the energy transition and the mobility of the future. We also support the development of our communities, especially through educational programs in Latin America. More information about Ternium is available at www.ternium.com.

Income Statement

$ MILLION	1Q25	4Q24	1Q24

Net sales	3,933	3,876	4,778
Cost of sales	(3,402)	(3,426)	(3,675)
Gross profit	531	450	1,104
Selling, general and administrative expenses	(396)	(373)	(431)
Other operating (expense) income, net	(3)	(35)	2
Operating income	132	42	675

Financial expense	(54)	(52)	(45)
Financial income	68	71	83
Other financial income (expense), net	49	(86)	(200)
Equity in earnings of non-consolidated companies	16	18	20
Provision (charge) reversal for ongoing litigation related to the acquisition of a participation in Usiminas	(45)	404	—
Profit before income tax results	165	397	532
Income tax expense	(23)	(64)	(40)
Profit for the period	142	333	491

Attributable to:
Owners of the parent	67	281	361
Non-controlling interest	75	52	130
Profit for the period	142	333	491

Statement of Financial Position

$ MILLION	MARCH 31, 2025	DECEMBER 31, 2024

Property, plant and equipment, net	8,803	8,381
Intangible assets, net	1,019	1,022
Investments in non-consolidated companies	509	469
Other investments	0	23
Deferred tax assets	1,298	1,194
Receivables, net	1,030	961
Total non-current assets	12,660	12,050

Receivables, net	882	902
Derivative financial instruments	8	4
Inventories, net	4,591	4,751
Trade receivables, net	1,812	1,562
Other investments	1,924	2,160
Cash and cash equivalents	1,831	1,691
Total current assets	11,048	11,071

Non-current assets classified as held for sale	8	7

Total assets	23,716	23,129

Statement of Financial Position (cont.)

$ MILLION	MARCH 31, 2025	DECEMBER 31, 2024

Capital and reserves attributable to the owners of the parent	12,108	11,968
Non-controlling interest	4,429	4,163
Total equity	16,537	16,132

Provisions	592	553
Deferred tax liabilities	95	89
Non current tax liabilities	25	21
Other liabilities	783	766
Trade payables	1	5
Lease liabilities	171	164
Borrowings	1,829	1,560
Total non-current liabilities	3,496	3,158

Provision for ongoing litigation related to the acquisition of a participation in Usiminas	455	410
Current income tax liabilities	33	107
Other liabilities	670	630
Trade payables	1,836	1,926
Derivative financial instruments	1	50
Lease liabilities	47	46
Borrowings	641	670
Total current liabilities	3,683	3,839

Total liabilities	7,179	6,997

Total equity and liabilities	23,716	23,129

Statement of Cash Flows

$ MILLION	1Q25	4Q24	1Q24

Result for the period	142	333	491

Adjustments for:
Depreciation and amortization	184	189	171
Income tax accruals less payments	(50)	23	(13)
Equity in earnings of non-consolidated companies	(16)	(18)	(20)
Provision charge (reversal) for ongoing litigation related to the acquisition of a participation in Usiminas	45	(404)	—
Interest accruals less payments / receipts, net	9	(7)	(2)
Changes in provisions	3	10	(7)
Changes in working capital	(55)	257	(266)
Net foreign exchange results and others	(56)	56	120
Impairment of Las Encinas’ mining assets	—	32	—
Net cash provided by operating activities	207	472	475

Capital expenditures and advances to suppliers for PP&E	(518)	(561)	(449)
Decrease (increase) in other investments	243	296	0
Proceeds from the sale of property, plant & equipment	1	1	1
Dividends received from non-consolidated companies	1	21	1
Net cash used in investing activities	(273)	(243)	(447)

Dividends paid in cash to company’s shareholders	—	(177)	—
Dividends paid in cash to non-controlling interest	—	(5)	—
Finance lease payments	(20)	(15)	(18)
Proceeds from borrowings	573	272	131
Repayments of borrowings	(385)	(139)	(166)
Net cash provided by (used in) financing activities	167	(63)	(53)

Increase (decrease) in cash and cash equivalents	101	165	(24)

Exhibit I - Alternative Performance Measures

These non-IFRS measures should not be considered in isolation of, or as a substitute for, measures of performance prepared in accordance with IFRS. These non-IFRS measures do not have a standardized meaning under IFRS and, therefore, may not correspond to similar non-IFRS financial measures reported by other companies.

Adjusted EBITDA

$ MILLION	1Q25	4Q24	1Q24

Net income	142	333	491
Adjusted to exclude:
Depreciation and amortization	184	189	171
Income tax results	23	64	40
Net financial results	(63)	67	163
Equity in earnings of non-consolidated companies	(16)	(18)	(20)
Provision charge (reversal) for ongoing litigation related to the acquisition of a participation in Usiminas	45	(404)	—
Impairment of Las Encinas’ mining assets	—	32	—
Adjusted to include:
Proportional EBITDA in Unigal (70% participation)	6	6	9
Adjusted EBITDA	322	270	855
Divided by: net sales	3,933	3,876	4,778
Adjusted EBITDA Margin (%)	8%	7%	18%

Exhibit I - Alternative Performance Measures (cont.)

Cash Operating Income - Steel Segment

$ MILLION	1Q25	4Q24	1Q24

Operating Income - Management View (Note “Segment Information” to Ternium’s Financial Statements as of the corresponding dates)	244	308	593
Plus/Minus differences in cost of sales (IFRS)	(116)	(259)	59
Excluding depreciation and amortization	142	142	137
Including proportional EBITDA in Unigal (70% participation)	6	6	9
Cash Operating Income	276	197	798
Divided by: steel shipments (thousand tons)	3,857	3,764	3,894
Cash Operating Income per Ton - Steel	72	52	205
Divided by: steel net sales	3,801	3,767	4,690
Cash Operating Income Margin - Steel (%)	7%	5%	17%

Cash Operating Income - Mining Segment

$ MILLION	1Q25	4Q24	1Q24

Operating Result - Management View (Note “Segment Information” to Ternium’s Financial Statements as of the corresponding dates)	(2)	(35)	(22)
Plus/minus differences in cost of sales (IFRS)	17	15	54
Excluding depreciation and amortization	42	47	34
Impairment of Las Encinas’ mining assets	—	32	—
Cash Operating Income	57	60	66
Divided by: mining shipments (thousand tons)	3,059	2,995	2,695
Cash Operating Income per Ton - Mining	18	20	25
Divided by: mining net sales	280	249	274
Cash Operating Income Margin - Mining (%)	20%	24%	24%

Exhibit I - Alternative Performance Measures (cont.)

Adjusted Net Income

$ MILLION	1Q25	4Q24	1Q24

Net income	142	333	491
Excluding provision charge (reversal) for ongoing litigation related to the acquisition of a participation in Usiminas	45	(404)	—
Adjusted Net Income (Loss)	188	(71)	491

Adjusted Equity Holders’ Net Income and Adjusted Earnings per ADS

$ MILLION	1Q25	4Q24	1Q24

Equity holders’ net income	67	281	361
Excluding provision charge (reversal) for ongoing litigation related to the acquisition of a participation in Usiminas	41	(364)	—
Adjusted Equity Holders’ Net Income (Loss)	108	(83)	361
Divided by: outstanding shares of common stock, net of treasury shares (expressed in million of ADS equivalent)	196	196	196
Adjusted Earnings (Losses) per ADS ($)	0.55	(0.42)	1.84

Free Cash Flow

$ MILLION	1Q25	4Q24	1Q24

Net cash provided by operating activities	207	472	475
Excluding capital expenditures and advances to suppliers for PP&E	(518)	(561)	(449)
Free Cash Flow	(311)	(90)	26

Exhibit I - Alternative Performance Measures (cont.)

Net Cash

$ BILLION	MARCH 31, 2025	DECEMBER 31, 2024	MARCH 31, 2024

Cash and cash equivalents	1.8	1.7	1.8
Plus: other investments (current and non-current)	1.9	2.2	2.3
Less: borrowings (current and non-current)	(2.5)	(2.2)	(2.1)
Net Cash	1.3	1.6	2.0

Note:    Ternium Argentina’s consolidated position of cash and cash equivalents and other investments amounted to $1.1 billion as of March 31, 2025, $1.3 billion as of December 31, 2024 and $1.2 billion as of March 31, 2024.